Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Confidential

June 18, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366)
Response to the Staff’s Comments on
Amendment No. 1 to Draft Registration Statement on Form F-4 Confidentially Submitted on March 8, 2024

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 21, 2024 on the Company’s Amendment No. 1 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on March 8, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) and via EDGAR for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately emailed you a courtesy copy of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4 submitted March 8, 2024

General

1.	We note your response to prior comment 46 that counsel is unable to opine whether the Business Combination qualifies as a reorganization under Section 368 of the Code. Please revise your Q&A section to include a similar disclosure.

Response: In response to the Staff’s comment, the Company has revised page xv to include the requested disclosure.

Selected Historical Financial Information of Finnovate, page 27

2.	We have reviewed your response to prior comment 16. Please expand disclosure in item (ii) of the introductory paragraph to disclose that Finnovate's unaudited interim financial statements as of and for the six months ended June 30, 2023 are derived from unaudited interim financial statements not included in the proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 accordingly.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊·●桑 西尼·●古奇·● 罗沙迪律师事务所

austin     beijing    boston    BOULDER    brussels    hong kong     london    los angeles    new york    palo alto
SALT LAKE CITY     san diego    san francisco    seattle    shanghai    washington, dc    wilmington, de

Description of Negotiations between Finnovate and Scage International, page 94

3.	We note your response to prior comment 25 and reissue. Please clearly disclose the extent to which Scage International developed or obtained multiple financial projections, outlining the differences between those scenarios and the scenario presented. To the extent multiple scenarios were provided to either Finnovate or ValueScope, consider disclosing those projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96 to 111 to describe the two versions of the financial projections which were utilized by the Finnovate Board in approving the Business Combination.

Unaudited Pro Forma Combined Financial information

Basis of Pro Forma Presentation, page 188

4.	We have reviewed your revisions made in response to prior comment 37. In the first paragraph, please clarify in the first sentence, if true, that the pro forma financial information does not give effect to any anticipated synergies and dis-synergies identified by management in the business combination and that you have elected not to present any Management Adjustments. The last sentence of this paragraph should be combined therein with the revised disclosure. Similar revisions should be made to the disclosure in the penultimate paragraph on page 29.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 204 of the Revised Draft Registration Statement.

Comparative Share Information, page 195

5.	We note your revisions made in response to prior comment 44. Please explain to us the purpose for including book value per share in the table on page 196 as the measure is presented outside of a dilution table. Assuming a satisfactory response, revise to explain, including a description of how book value per share has been calculated. Be advised the denominator used in determining book value per share is typically shares outstanding as of the period presented rather than on a weighted-average basis. Additionally, it appears the basic and diluted net loss per ordinary share shown for the columns of Scage (Historical) and the two pro forma columns do not agree with the basic and diluted amounts shown in the historical and pro forma statements of operations, respectively. Please revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 to remove the presentation of book value per share and to update the basic and diluted net loss per ordinary shares for Scage (Historical) and the two pro forma columns accordingly.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Erin Liu, Engagement Partner, Marcum Asia CPAs LLP

Nico Thomas, Partner, Marcum LLP

3